EXHIBIT 99.1

Thomson Reuters Reports Full-Year and Fourth-Quarter 2011 Results

•	Revenues grew 5% for full year and fourth quarter, before currency
•	Adjusted EBITDA and underlying operating profit margins expanded for full year and fourth quarter
•	Full-year adjusted EPS was $1.98 and $0.54 in fourth quarter
•	$3.0 billion non-cash goodwill impairment charge incurred
•	Board approved $0.04 annual dividend increase to $1.28 per share
•	2012 Outlook provided

NEW YORK, February 9, 2012  – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today reported results for the full year and fourth quarter ended December 31, 2011. Results include a $50 million charge primarily related to a reorganization of the former Markets division incurred in the fourth quarter. The company also announced it had taken a $3.0 billion non-cash goodwill impairment charge related to its financial services business. This charge is excluded from adjusted earnings, adjusted EBITDA and underlying operating profit.

The company reported full-year revenues from ongoing businesses of $12.9 billion, an increase of 5% before currency from the prior year. Adjusted EBITDA increased 20% from the prior year with the corresponding margin up 280 basis points to 26.4%. Underlying operating profit increased 9% from the prior year with the corresponding margin up 50 basis points to 20.0%. The reorganization charge had a 40 basis point negative impact on both the full-year adjusted EBITDA and underlying operating profit margins.

“Our results once again proved the resilience of our business,” said James C. Smith, chief executive officer of Thomson Reuters. “The units in the former Professional division continued to perform well and we made significant strides in kick-starting the growth engine in our former Markets division.”

“We have simplified our organization; we have strengthened our management team; and we are making progress toward improving our execution capability,” Mr. Smith said. “We are focused in 2012 on a series of product launches and service improvements across all our key customer groups.”

Thomson Reuters Reports Full-Year and Fourth-Quarter 2011 Results

Consolidated Financial Highlights – Full-Year Results

	Twelve Months Ended December 31,
	(Millions of U.S. dollars, except EPS and margins)
IFRS Financial Measures	2011	2010	Change
Revenues	$13,807	$13,070	6%
Operating (loss) profit	$(705)	$1,419	nm	1
Diluted (loss) earnings per share (EPS)	$(1.67)	$1.08	nm
Cash flow from operations	$2,597	$2,672	-3%

Non-IFRS Financial Measures2	2011	2010	Change		Change Before Currency
Revenues from ongoing businesses	$12,916	$12,108	7%		5%
Adjusted EBITDA	$3,412	$2,852	20%		17%
Adjusted EBITDA margin	26.4%	23.6%	280	bp	280	bp
Underlying operating profit	$2,579	$2,356	9%		7%
Underlying operating profit margin	20.0%	19.5%	50	bp	40	bp
Adjusted earnings per share (EPS)	$1.98	$1.56	27%
Free cash flow	$1,602	$1,563	2%

•
Revenues from ongoing businesses were $12.9 billion, a 5% increase before currency. Strong growth across the Professional division, up 9%, and a 2% increase in Markets division revenues drove the overall increase.

•
Adjusted EBITDA increased 20% and the corresponding margin was 26.4% versus 23.6% in the prior year. Excluding the reorganization charge, adjusted EBITDA increased 21% and the corresponding margin increased 320 basis points to 26.8%.

•
Underlying operating profit increased 9% and the corresponding margin was 20.0% versus 19.5% in 2010. Excluding the reorganization charge, underlying operating profit increased 12% and the corresponding margin increased 90 basis points to 20.4%.

•
Adjusted EBITDA growth and underlying operating profit growth across both divisions was due to flow-through from higher revenues, integration savings and the benefit of currency. Adjusted EBITDA also benefited from lower integration expenses. Excluding currency, adjusted EBITDA increased 17% and underlying operating profit increased 7%.

•
Adjusted EPS was $1.98 compared to $1.56 in the prior year. The increase was largely attributable to higher underlying operating profit and lower integration expenses. Adjusted EPS excluding the reorganization charge was $2.03. Currency had a $0.06 favorable impact on adjusted EPS.

•	Free cash flow was $1.6 billion, up 2%. Corporate expenses were $273 million versus $249 million in the prior year.
•
The company incurred a $3.0 billion goodwill impairment charge in the fourth quarter. This non-cash charge was the result of the company’s annual goodwill impairment testing required under IFRS and related to the company’s financial services business. On an IFRS basis, EPS including the goodwill impairment charge was a diluted loss per share of $1.67 for the full year. This non-cash charge will not impact the company’s normal business operations, nor will it affect liquidity, cash flow from

1 nm – not meaningful
2 These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Adjusted EBITDA, underlying operating profit and the related margins and adjusted EPS as disclosed in this news release exclude the impact of the company’s $3.0 billion non-cash goodwill impairment charge as the company believes removing this charge will assist investors in assessing its underlying operations. Additional information is provided in the explanatory note at the end of this news release.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2011 Results

operations or financial covenants under the company’s outstanding public debt securities or syndicated credit facility.

Consolidated Financial Highlights – Fourth-Quarter Results

	Three Months Ended December 31,
	(Millions of U.S. dollars, except EPS and margins)
IFRS Financial Measures	2011	2010	Change
Revenues	$3,577	$3,458	3%
Operating (loss) profit	$(2,593)	$307	nm
Diluted (loss) earnings per share (EPS)	$(3.11)	$0.27	nm
Cash flow from operations	$942	$1,003	-6%

Non-IFRS Financial Measures2	2011	2010	Change		Change Before Currency
Revenues from ongoing businesses	$3,355	$3,201	5%		5%
Adjusted EBITDA	$864	$685	26%		26%
Adjusted EBITDA margin	25.8%	21.4%	440	bp	420	bp
Underlying operating profit	$657	$611	8%		7%
Underlying operating profit margin	19.6%	19.1%	50	bp	40	bp
Adjusted earnings per share (EPS)	$0.54	$0.37	46%
Free cash flow	$669	$711	-6%

•
Revenues from ongoing businesses were $3.4 billion, a 5% increase before currency. Strong growth across the Professional division, up 9%, and a 2% increase in the Markets division revenues contributed to the overall increase.

•
Adjusted EBITDA increased 26%, and the corresponding margin was 25.8% versus 21.4% in the prior-year period primarily due to flow-through from higher revenues, integration savings and lower integration expenses. Excluding the reorganization charge, adjusted EBITDA increased 33% and the corresponding margin increased 580 basis points.

•
Underlying operating profit increased 8% and the corresponding margin was 19.6%, versus 19.1% in the prior-year period. Excluding the reorganization charge, underlying operating profit increased 16% and the corresponding margin increased 200 basis points.

•
Adjusted EPS was $0.54 compared to $0.37 in the prior-year period. The increase was largely attributable to higher underlying operating profit and lower integration expenses. Adjusted EPS excluding the reorganization charge was $0.59. On an IFRS basis, EPS including the goodwill impairment charge was a diluted loss per share of $3.11 for the fourth quarter.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2011 Results

Full-Year and Fourth-Quarter Business Segment Highlights
Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business. Results discussed in this news release reflect the company’s organizational structure through December 31, 2011. Effective January 1, 2012, Thomson Reuters eliminated its Professional and Markets divisions and future results will be reported for its Legal, Tax & Accounting, Intellectual Property & Science and Financial & Risk segments.

Professional Division – Full-Year Results

	Twelve Months Ended December 31,
	(Millions of U.S. dollars, except margins)
	2011	2010	Change		Change Before Currency
Revenues
Legal	$3,434	$3,157	9%		8%
Tax & Accounting	$1,149	$1,006	14%		14%
Intellectual Property & Science	$852	$789	8%		7%
Professional Division Total	$5,435	$4,952	10%		9%
							Margin
Adjusted EBITDA							2011	2010
Legal	$1,233	$1,161	6%				35.9%	36.8%
Tax & Accounting	$359	$307	17%				31.2%	30.5%
Intellectual Property & Science	$296	$263	13%				34.7%	33.3%
Professional Division Total	$1,888	$1,731	9%		8%
Adjusted EBITDA Margin	34.7%	35.0%	-30	bp	-20	bp

Operating profit
Legal	$943	$892	6%				27.5%	28.3%
Tax & Accounting	$261	$223	17%				22.7%	22.2%
Intellectual Property & Science	$237	$209	13%				27.8%	26.5%
Professional Division Total	$1,441	$1,324	9%		8%
Operating Profit Margin	26.5%	26.7%	-20	bp	-10	bp

Thomson Reuters Reports Full-Year and Fourth-Quarter 2011 Results

Professional Division – Fourth-Quarter Results

	Three Months Ended December 31,
	(Millions of U.S. dollars, except margins)
	2011	2010	Change		Change Before Currency
Revenues
Legal	$907	$862	5%		5%
Tax & Accounting	$369	$310	19%		19%
Intellectual Property & Science	$225	$207	9%		9%
Professional Division Total	$1,501	$1,379	9%		9%
							Margin
Adjusted EBITDA							2011	2010
Legal	$318	$307	4%				35.1%	35.6%
Tax & Accounting	$145	$132	10%				39.3%	42.6%
Intellectual Property & Science	$80	$65	23%				35.6%	31.4%
Professional Division Total	$543	$504	8%		8%
Adjusted EBITDA Margin	36.2%	36.5%	-30	bp	-40	bp

Operating profit
Legal	$251	$238	5%				27.7%	27.6%
Tax & Accounting	$118	$110	7%				32.0%	35.5%
Intellectual Property & Science	$64	$53	21%				28.4%	25.6%
Professional Division Total	$433	$401	8%		8%
Operating Profit Margin	28.8%	29.1%	-30	bp	-20	bp

•	Full-year revenues increased 9%, driven by solid growth across all businesses. Legal grew 8%, Tax & Accounting increased 14% and Intellectual Property & Science was up 7%.
•
Full-year EBITDA increased 9%. The corresponding margin was 34.7%, a decrease of 30 basis points as flow-through from higher revenues was offset by a change in business mix in the Legal segment and the dilutive effect of acquisitions.

•	Full-year operating profit increased 9% and the corresponding margin was 26.5%, 20 basis points lower than the prior year with acquisitions negatively impacting the margin by 80 basis points.
•	Fourth-quarter revenues increased 9%, driven by solid growth across all businesses. Legal grew 5%, Tax & Accounting increased 19% and Intellectual Property & Science was up 9%.
•
Fourth-quarter EBITDA increased 8%. The corresponding margin was 36.2%, a decrease of 30 basis points as flow-through from higher revenues was offset by the change in business mix in the Legal segment and the dilutive effect of acquisitions.

•	Fourth-quarter operating profit increased 8%. The corresponding margin was 28.8%, 30 basis points lower than the prior-year period.

Legal

•
Full-year revenues increased 8%. US Law Firm Solutions grew 3% as a 17% increase in Business of Law (FindLaw and Elite) was offset by a 2% decline in research-related revenues. Corporate, Government & Academic and Risk & Compliance revenues increased 13% (4% organic). Global businesses grew 13% (4% organic) with solid growth in Latin America.

•	Full-year EBITDA increased 6% and the corresponding margin was 35.9% compared to 36.8% in the prior year.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2011 Results

•
Full-year operating profit increased 6% and the corresponding margin was 27.5% compared to 28.3% in the prior year. The decline in operating margin was primarily due to a change in business mix and the dilutive effect of acquisitions.

•
Fourth-quarter revenues increased 5%. US Law Firm Solutions grew 3% (1% organic) as 17% growth in Business of Law (FindLaw and Elite) was partly offset by a 3% decline in core legal research revenues. Corporate, Government & Academic and Risk & Compliance revenues increased 11% (2% organic). Global businesses grew 5% (1% organic) with strong growth in Latin America offsetting declines in the UK and Spain. US print revenues declined 3%.

•	Fourth-quarter EBITDA increased 4% and the associated margin declined 50 basis points to 35.1% due to a change in business mix.
•	Fourth-quarter operating profit increased 5% and the associated margin was 27.7% compared to 27.6% in the prior-year period.
•	WestlawNext has been sold to over 34,000 customers since its launch in February 2010 – representing 54% of Westlaw’s revenue base.

Tax & Accounting

•	Full-year revenues increased 14%, driven by growth in income tax software sales and electronic filing of tax returns and acquisitions.
•	Full-year EBITDA increased 17% and the corresponding margin increased 70 basis points to 31.2%.
•
Full-year operating profit increased 17% and the corresponding margin increased 50 basis points to 22.7% due to strong revenue flow-through and efficiency initiatives, partly offset by the dilutive effect of acquisitions.

•	Fourth-quarter revenues increased 19%, led by growth in income tax software sales, Checkpoint and acquisitions.
•	Fourth-quarter EBITDA increased 10% and the related margin decreased 330 basis points to 39.3%.
•	Fourth-quarter operating profit increased 7% and the related margin decreased 350 basis points to 32.0%. The decrease was primarily due to the timing of expenses.
•	Small movements in the timing of expenses can impact margins in any given quarter for the Tax & Accounting business. Full-year margins are more reflective of underlying performance.

Intellectual Property & Science

•
Full-year revenues increased 7%. Growth was driven by IP Solutions businesses. Scientific & Scholarly Research grew 5% related to higher Web of Knowledge subscriptions. Life Sciences increased 12% due to continued demand for biology and disease analytics products and acquisitions.

•	Full-year EBITDA increased 13% with the corresponding margin increasing 140 basis points to 34.7%.
•
Full-year operating profit increased 13% with the corresponding margin increasing 130 basis points to 27.8%. Increases in EBITDA and operating profit margins were primarily due to revenue flow-through and expense management.

•	Fourth-quarter revenues increased 9% attributable to the same factors as the full year.
•	Fourth-quarter EBITDA increased 23% with the corresponding margin increasing 420 basis points to 35.6%.
•
Fourth-quarter operating profit increased 21% with the corresponding margin increasing 280 basis points to 28.4%. Increases in EBITDA and operating profit margins were primarily due to revenue flow-through and expense timing.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2011 Results

•	Small movements in the timing of expenses can impact margins in any given quarter for the Intellectual Property & Science business. Full-year margins are more reflective of underlying performance.

Markets Division – Full-Year Results

	Twelve Months Ended December 31,
	(Millions of U.S. dollars, except margins)
	2011	2010	Change		Change Before Currency
Revenues
Sales & Trading	$3,715	$3,543	5%		2%
Investment & Advisory	$2,208	$2,208	0%		-2%
Enterprise	$1,235	$1,093	13%		10%
Media	$336	$324	4%		0%
Markets Division Total	$7,494	$7,168	5%		2%

Adjusted EBITDA	$1,992	$1,808	10%		6%
Adjusted EBITDA Margin	26.6%	25.2%	140	bp	110	bp

Operating Profit	$1,411	$1,281	10%		5%
Operating Profit Margin	18.8%	17.9%	90	bp	60	bp

Markets Division – Fourth-Quarter Results

	Three Months Ended December 31,
	(Millions of U.S. dollars, except margins)
	2011	2010	Change		Change Before Currency
Revenues
Sales & Trading	$912	$899	1%		2%
Investment & Advisory	$540	$549	-2%		-3%
Enterprise	$318	$292	9%		10%
Media	$87	$86	1%		1%
Markets Division Total	$1,857	$1,826	2%		2%

Adjusted EBITDA	$464	$433	7%		6%
Adjusted EBITDA Margin	25.0%	23.7%	130	bp	110	bp

Operating Profit	$311	$298	4%		3%
Operating Profit Margin	16.7%	16.3%	40	bp	30	bp

•	Full-year revenues increased 2%. Strong revenue growth in Enterprise and Tradeweb was partly offset by weakness in Investment Management and Exchange Traded Instruments.
•
Full-year and fourth-quarter EBITDA and operating profit margins include a reorganization charge of approximately $44 million (which is part of the previously mentioned $50 million reorganization charge).

•	Full-year EBITDA was $2.0 billion, an increase of 10% with a related margin of 26.6%.
•	Full-year operating profit was $1.4 billion, an increase of 10% with a related margin of 18.8%.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2011 Results

•	Fourth-quarter recurring subscription-related revenues grew 1%. Transactions-related revenues increased 4% due to Tradeweb. Recoveries revenues declined 2% and Outright revenues rose 23%.
•	By geography, fourth-quarter revenues in Asia increased 3%; revenues in Europe, Middle East and Africa (EMEA) rose 3% while revenues in the Americas declined 1%.
•	Fourth-quarter EBITDA was $464 million, an increase of 7%, with a related margin of 25.0% and benefited from expense timing.
•	Fourth-quarter operating profit was $311 million, an increase of 4%, with a related margin of 16.7% and benefited from expense timing.
•	Eikon desktops now total 15,000, up from 8,000 on September 30, 2011.

Sales & Trading

•	Full-year revenues increased 2% driven by 8% organic growth at Tradeweb and acquisitions. Revenue growth was partly offset by an 8% decline in recoveries. Excluding recoveries, revenues grew 4%.
•	Fourth-quarter revenues increased 2% driven by 5% organic growth at Tradeweb and acquisitions. Revenue growth was partly offset by a 5% decline in recoveries. Excluding recoveries, revenues grew 3%.

Investment & Advisory

•	Full-year revenues declined 2%. A 2% increase in Corporates revenues was offset by flat Investment Banking-related revenues and negative performance in Investment Management which declined 6%.
•
Fourth-quarter revenues declined 3%. A 1% increase in Corporates revenues was offset by flat Investment Banking-related revenues and an improving but negative performance in Investment Management which declined 4%. Fourth-quarter results were an improvement from the 8% decline in the third quarter and were the best quarterly results for the business since the second quarter of 2009.

Enterprise

•	Full-year and fourth-quarter revenues increased 10% driven by a continuing trend among customers to invest in pricing and reference data, low-latency data feeds and hosting solutions.
•	The Enterprise Content business grew 17% in the fourth quarter, driven by growth in pricing and reference data. The Elektron Real-Time and Enterprise platform business grew 7% in the fourth quarter.
•
Thomson Reuters Elektron continued to gain momentum as customers in established and emerging markets adopted its combination of hosted and deployed information and trading solutions. In total, 14 hosting centers are up and running.

Media

•	Full-year revenues were flat. Fourth-quarter revenues increased 1%, with the News Agency business up 1% and the Consumer business up 9% due to strong online sales in the Americas.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2011 Results

Integration Programs

At the end of 2011, the company completed the Reuters integration and achieved combined run-rate savings of $1.7 billion from the Reuters integration and legacy savings programs. An incremental $65 million in run-rate savings was achieved during the fourth quarter of 2011.

Integration-related costs totaled $64 million in the fourth quarter and $215 million for the full year.

Recent Developments

Today, the company announced its intention to sell three businesses which are expected to close by mid-year. Those businesses are: Tax & Accounting’s Property Tax Services; Legal’s Law School Publishing business; and, Financial & Risk’s eXimius business – part of the Retail Wealth Management organization. The three businesses collectively had approximately $155 million of revenues in 2011.

This news release includes the results of these disposals within ongoing businesses for comparability purposes since the company owned and managed the businesses for the entire reporting period.

Results for previously announced disposals and the Healthcare business are included within the “Other Businesses” line in the company’s financial statements.

Business Outlook (Before Currency)

Thomson Reuters expects its revenues to grow low single-digits in 2012.

Thomson Reuters expects its adjusted EBITDA margin to range between 27% and 28% in 2012.

The company forecasts its underlying operating profit margin to range between 18% and 19% in 2012 due to higher depreciation and amortization expense.

Thomson Reuters expects reported free cash flow to grow 5% to 10% and free cash flow from ongoing operations to grow 15% to 20% in 2012.

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Dividend and Share Repurchases

The board of directors approved a $0.04 per share increase in the annual dividend to $1.28 per share. A quarterly dividend of $0.32 per share is payable on March 15, 2012 to shareholders of record as of February 22, 2012. This dividend increase marks the 19th consecutive annual dividend increase by the company.

In 2011, the company repurchased 10.8 million shares for an aggregate purchase price of $326 million pursuant to its Normal Course Issuer Bid (NCIB).

Thomson Reuters Reports Full-Year and Fourth-Quarter 2011 Results

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 55,000 people and operates in over 100 countries.  Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI).  For more information, go to www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables which include Appendix A.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the "Business Outlook (Before Currency)" section and Mr. Smith’s comments, are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2012. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company's 2012 business outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, positive GDP growth in the countries where Thomson Reuters operates led by rapidly developing economies and a continued increase in the number of professionals around the world and their demand for high quality information and services. Internal financial and operational assumptions include, but are not limited to, the successful execution of the company’s ongoing product release programs, globalization strategy, other growth initiatives and efficiency initiatives.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy (including the current European Union debt crisis); actions of competitors; increased accessibility to free or relatively inexpensive information sources; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets; failure to maintain a high renewal rate for subscription-based services; failures or disruptions of network systems or the Internet; detrimental reliance on third parties for information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; failure to meet the challenges involved in operating globally; failure to protect the reputation of Thomson Reuters; additional impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and

Thomson Reuters Reports Full-Year and Fourth-Quarter 2011 Results

claims; downgrading of credit ratings and adverse conditions in the credit markets; fluctuations in foreign currency exchange and interest rates; failure to recruit and retain high quality management and key employees; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; and failure to fully derive anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACT

MEDIA Calvin Mitchell Senior Vice President, Corporate Affairs +1 646 223 5285 calvin.mitchell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com

Thomson Reuters will webcast a discussion of its full-year and fourth-quarter 2011 results today beginning at 8:30 a.m. Eastern Standard Time (EST).  You can access the webcast by visiting the "Investor Relations" section of www.thomsonreuters.com.  An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2011 Results

Thomson Reuters Corporation
Division and Business Segment Information
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended				Twelve Months Ended
	December 31,				December 31,
	2011	2010	Change	Organic	2011	2010	Change	Organic
Revenues
Legal (1)	$907	$862	5%	1%	$3,434	$3,157	9%	3%
Tax & Accounting (1)	369	310	19%	6%	1,149	1,006	14%	6%
Intellectual Property & Science (1)	225	207	9%	7%	852	789	8%	5%
Professional Division	1,501	1,379	9%	3%	5,435	4,952	10%	4%
Sales & Trading	912	899	1%	0%	3,715	3,543	5%	-1%
Investment & Advisory	540	549	-2%	-3%	2,208	2,208	0%	-2%
Enterprise	318	292	9%	10%	1,235	1,093	13%	10%
Media	87	86	1%	1%	336	324	4%	0%
Markets Division	1,857	1,826	2%	1%	7,494	7,168	5%	1%
Eliminations	(3)	(4)			(13)	(12)
Revenues from ongoing businesses (2)	3,355	3,201	5%	2%	12,916	12,108	7%	2%
Before currency			5%				5%
Other businesses (3)	222	257			891	962
Revenues	$3,577	$3,458	3%		$13,807	$13,070	6%

Adjusted EBITDA (4)
Legal (1)	$318	$307	4%		$1,233	$1,161	6%
Tax & Accounting (1)	145	132	10%		359	307	17%
Intellectual Property & Science (1)	80	65	23%		296	263	13%
Professional Division	543	504	8%		1,888	1,731	9%
Markets Division	464	433	7%		1,992	1,808	10%
Corporate expenses	(79)	(79)			(253)	(224)
Integration programs expenses	(64)	(173)			(215)	(463)
Adjusted EBITDA	$864	$685	26%		$3,412	$2,852	20%

Underlying Operating Profit (5)
Legal (1)	$251	$238	5%		$943	$892	6%
Tax & Accounting (1)	118	110	7%		261	223	17%
Intellectual Property & Science (1)	64	53	21%		237	209	13%
Professional Division	433	401	8%		1,441	1,324	9%
Markets Division	311	298	4%		1,411	1,281	10%
Corporate expenses	(87)	(88)			(273)	(249)
Underlying operating profit	$657	$611	8%		$2,579	$2,356	9%

Thomson Reuters Reports Full-Year and Fourth-Quarter 2011 Results

Thomson Reuters Corporation
Reconciliation of Operating (Loss) Profit to Underlying Operating Profit (5) and Adjusted EBITDA (4)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended				Twelve Months Ended
	December 31,				December 31,
	2011	2010	Change		2011	2010	Change

Operating (loss) profit	$(2,593)	$307	nm		$(705)	$1,419	nm
Adjustments:
Goodwill impairment	3,010	-			3,010	-
Amortization of other identifiable intangible assets	166	146			612	545
Integration programs expenses	64	173			215	463
Fair value adjustments	(37)	42			(149)	117
Other operating losses (gains), net	98	1			(204)	16
Operating profit from Other businesses (3)	(51)	(58)			(200)	(204)
Underlying operating profit	$657	$611	8%		$2,579	$2,356	9%
Adjustments:
Integration programs expenses	(64)	(173)			(215)	(463)
Depreciation and amortization of computer software (excluding Other businesses (3))	271	247			1,048	959
Adjusted EBITDA	$864	$685	26%		$3,412	$2,852	20%

Underlying operating profit margin	19.6%	19.1%	50	bp	20.0%	19.5%	50	bp
Adjusted EBITDA margin	25.8%	21.4%	440	bp	26.4%	23.6%	280	bp

Thomson Reuters Corporation
Reconciliation of (Loss) Earnings from Continuing Operations to Adjusted EBITDA (4)
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended			Twelve Months Ended
	December 31,			December 31,
	2011	2010	Change	2011	2010	Change

(Loss) earnings from continuing operations	$(2,604)	$225	nm	$(1,396)	$933	nm
Adjustments:
Tax (benefit) expense	(78)	(4)		293	139
Other finance (income) costs	(4)	(8)		15	(28)
Net interest expense	95	96		396	383
Amortization of other identifiable intangible assets	166	146		612	545
Amortization of computer software	178	155		659	572
Depreciation	114	110		438	457
EBITDA	$(2,133)	$720		$1,017	$3,001
Adjustments:
Share of post tax earnings in equity method investees	(2)	(2)		(13)	(8)
Other operating losses (gains), net	98	1		(204)	16
Goodwill impairment	3,010	-		3,010	-
Fair value adjustments	(37)	42		(149)	117
EBITDA from Other businesses (3)	(72)	(76)		(249)	(274)
Adjusted EBITDA	$864	$685	26%	$3,412	$2,852	20%
Adjusted EBITDA margin	25.8%	21.4%	440bp	26.4%	23.6%	280bp

Thomson Reuters Reports Full-Year and Fourth-Quarter 2011 Results

Thomson Reuters Corporation
Reconciliation of Underlying Operating Profit(5) to Adjusted EBITDA (4) by Division and Business Segment
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31, 2011			Three Months Ended December 31, 2010
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Legal (1)	$251	$67	$318	$238	$69	$307
Tax & Accounting (1)	118	27	145	110	22	132
Intellectual Property & Science (1)	64	16	80	53	12	65
Professional Division	433	110	543	401	103	504
Markets Division	311	153	464	298	135	433
Corporate expenses	(87)	8	(79)	(88)	9	(79)
Integration programs expenses	na	na	(64)	na	na	(173)
	$657	$271	$864	$611	$247	$685

	Twelve Months Ended December 31, 2011			Twelve Months Ended December 31, 2010
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Legal (1)	$943	$290	$1,233	$892	$269	$1,161
Tax & Accounting (1)	261	98	359	223	84	307
Intellectual Property & Science (1)	237	59	296	209	54	263
Professional Division	1,441	447	1,888	1,324	407	1,731
Markets Division	1,411	581	1,992	1,281	527	1,808
Corporate expenses	(273)	20	(253)	(249)	25	(224)
Integration programs expenses	na	na	(215)	na	na	(463)
	$2,579	$1,048	$3,412	$2,356	$959	$2,852

** excludes Other businesses (3)

na = not applicable

Thomson Reuters Reports Full-Year and Fourth-Quarter 2011 Results

Thomson Reuters Corporation
Reconciliation of (Loss) Earnings Attributable to Common Shareholders
 to Adjusted Earnings from Continuing Operations (6)
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2011	2010	2011	2010
(Loss) earnings attributable to common shareholders	$(2,572)	$224	$(1,390)	$909
Adjustments:
Goodwill impairment	3,010	-	3,010	-
Goodwill impairment attributable to non-controlling interests	(40)	-	(40)	-
Operating profit from Other businesses (3)	(51)	(58)	(200)	(204)
Fair value adjustments	(37)	42	(149)	117
Other operating losses (gains), net	98	1	(204)	16
Other finance (income) costs	(4)	(8)	15	(28)
Share of post tax earnings in equity method investees	(2)	(2)	(13)	(8)
Tax on above items	(51)	(11)	129	9
Interim period effective tax rate normalization (7)	10	22	-	-
Discrete tax items	(72)	(47)	(105)	(47)
Amortization of other identifiable intangible assets	166	146	612	545
Discontinued operations	(2)	-	(4)	-
Dividends declared on preference shares	(1)	(1)	(3)	(3)
Adjusted earnings from continuing operations	$452	$308	$1,658	$1,306
Adjusted earnings per share from continuing operations	$0.54	$0.37	$1.98	$1.56

Diluted weighted average common shares (in millions)	829.7	837.7	835.8	836.4

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Underlying Free Cash Flow (8), (9)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2011	2010	2011	2010
Net cash provided by operating activities	$942	$1,003	$2,597	$2,672
Capital expenditures, less proceeds from disposals	(282)	(297)	(1,041)	(1,114)
Other investing activities	10	6	49	8
Dividends paid on preference shares	(1)	(1)	(3)	(3)
Free cash flow	669	711	1,602	1,563
Integration programs costs	88	129	286	450
Underlying free cash flow	$757	$840	$1,888	$2,013

Thomson Reuters Reports Full-Year and Fourth-Quarter 2011 Results

Footnotes
(1)	Thomson Reuters reorganized its reportable segments in the second quarter of 2011. Prior-period amounts have been reclassified to reflect the current presentation.
(2)	Revenues from ongoing businesses are revenues from reportable segments (which excludes Other businesses (see note (3) below)) less eliminations.
(3)
Other businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. Other businesses do not qualify as a component of the company’s four reportable segments, nor as a separate reportable segment. Other businesses include the Healthcare business, for which the divestiture process has been suspended until market conditions improve.

(millions of U.S. dollars)	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
Other businesses	2011	2010	2011	2010

Revenues	$222	$257	$891	$962

Operating profit	$51	$58	$200	$204
Depreciation and amortization of computer software	21	18	49	70
EBITDA	$72	$76	$249	$274

(4)
Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software but including integration programs expense. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues from ongoing businesses.

(5)
Underlying operating profit is operating profit from reportable segments and corporate expenses. Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.

(6)
Adjusted earnings from continuing operations and adjusted earnings per share from continuing operations include dividends declared on preference shares and integration programs expense, but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating (gains) and losses, certain impairment charges, the results of Other businesses (see note (3) above), other finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investees, discontinued operations and other items affecting comparability. Adjusted earnings per share from continuing operations is calculated using diluted weighted average shares and does not represent actual earnings or loss per share attributable to shareholders.

Because Thomson Reuters reported a “net loss from continuing operations” under IFRS for the fourth quarter and full year 2011, the weighted average common shares used to compute diluted EPS are the same as basic EPS, with no adjustment for potential common shares that would reduce the loss per share and therefore be anti-dilutive. Since adjusted earnings from continuing operations is a profit, as it excludes the $3.0 billion goodwill impairment charge, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

The following table reconciles IFRS and non-IFRS common share information:

(weighted average common shares)	Three Months Ended	Twelve Months Ended
	December 31, 2011
IFRS: Basic and Diluted	828,185,741	833,459,452
Effect of stock options and other equity incentive awards	1,489,159	2,297,510
Non- IFRS	829,674,900	835,756,962

(7)
Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings or loss for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes.

(8)
Underlying free cash flow is free cash flow excluding one-time cash costs associated with integration programs. Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on the company’s preference shares. Thomson Reuters uses free cash flow as a performance measure because it represents cash available to repay debt, pay dividends and fund share repurchases and new acquisitions.

(9)
There was no impact on free cash flow or underlying free cash flow as a result of the revision of prior-period amounts for “net cash provided by operating activities” and “capital expenditures, less proceeds from disposals.” See the “Consolidated Statement of Cash Flow” in this news release for additional information.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2011 Results

Thomson Reuters Corporation
Consolidated Income Statement
(millions of U.S. dollars, except per share data)
(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2011	2010	2011	2010

Revenues	$3,577	$3,458	$13,807	13,070
Operating expenses	(2,604)	(2,739)	(9,997)	(10,061)
Depreciation	(114)	(110)	(438)	(457)
Amortization of computer software	(178)	(155)	(659)	(572)
Amortization of other identifiable intangible assets	(166)	(146)	(612)	(545)
Goodwill impairment	(3,010)	-	(3,010)	-
Other operating (losses) gains, net	(98)	(1)	204	(16)
Operating (loss) profit	(2,593)	307	(705)	1,419
Finance costs, net:
Net interest expense	(95)	(96)	(396)	(383)
Other finance income (costs)	4	8	(15)	28
(Loss) income before tax and equity method investees	(2,684)	219	(1,116)	1,064
Share of post tax earnings in equity method investees	2	2	13	8
Tax benefit (expense)	78	4	(293)	(139)
(Loss) earnings from continuing operations	(2,604)	225	(1,396)	933
Earnings from discontinued operations, net of tax	2	-	4	-
Net (loss) earnings	$(2,602)	$225	$(1,392)	$933

(Loss) earnings attributable to:
Common shareholders	(2,572)	224	(1,390)	909
Non-controlling interests	(30)	1	(2)	24

Basic (loss) earnings per share	$(3.11)	$0.27	$(1.67)	$1.09
Diluted (loss) earnings per share	$(3.11)	$0.27	$(1.67)	$1.08

Basic weighted average common shares	828,185,741	833,535,077	833,459,452	832,307,705
Diluted weighted average common shares	828,185,741	837,745,433	833,459,452	836,447,414

Thomson Reuters Reports Full-Year and Fourth-Quarter 2011 Results

Thomson Reuters Corporation
Consolidated Statement of Financial Position
(millions of U.S. dollars)
(unaudited)

	December 31, 2011	December 31, 2010
Assets
Cash and cash equivalents	$422	$864
Trade and other receivables	1,984	1,809
Other financial assets	100	74
Prepaid expenses and other current assets	641	912
Current assets excluding assets held for sale	3,147	3,659
Assets held for sale	767	-
Current assets	3,914	3,659

Computer hardware and other property, net	1,509	1,567
Computer software, net	1,640	1,613
Other identifiable intangible assets, net	8,471	8,714
Goodwill	15,932	18,892
Other financial assets	425	460
Other non-current assets	535	558
Deferred tax	50	68
Total assets	$32,476	$35,531

Liabilities and equity
Liabilities
Current indebtedness	$434	$645
Payables, accruals and provisions	2,675	2,924
Deferred revenue	1,379	1,300
Other financial liabilities	81	142
Current liabilities excluding liabilities associated with assets held for sale	4,569	5,011
Liabilities associated with assets held for sale	35	-
Current liabilities	4,604	5,011

Long-term indebtedness	7,160	6,873
Provisions and other non-current liabilities	2,513	2,217
Other financial liabilities	27	71
Deferred tax	1,422	1,684
Total liabilities	15,726	15,856

Equity
Capital	10,288	10,284
Retained earnings	7,633	10,518
Accumulated other comprehensive loss	(1,516)	(1,480)
Total shareholders’ equity	16,405	19,322
Non-controlling interests	345	353
Total equity	16,750	19,675
Total liabilities and equity	$32,476	$35,531

Thomson Reuters Reports Full-Year and Fourth-Quarter 2011 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2011	2010	2011	2010
Cash provided by (used in):
Operating activities
Net (loss) earnings	$(2,602)	$225	$(1,392)	$933
Adjustments for:
Depreciation	114	110	438	457
Amortization of computer software	178	155	659	572
Amortization of other identifiable intangible assets	166	146	612	545
Goodwill impairment	3,010	-	3,010	-
Net losses (gains) on disposals of businesses and investments	1	-	(388)	(26)
Deferred tax	27	(137)	(202)	(205)
Other	(22)	109	139	440
Changes in working capital and other items (1)	70	395	(279)	(38)
Operating cash flows from continuing operations	942	1,003	2,597	2,678
Operating cash flows from discontinued operations	-	-	-	(6)
Net cash provided by operating activities (1)	942	1,003	2,597	2,672

Investing activities
Acquisitions, net of cash acquired	(172)	(34)	(1,286)	(612)
(Payments for) proceeds from other disposals, net of taxes paid	(90)	(4)	415	26
Capital expenditures, less proceeds from disposals (1)	(282)	(297)	(1,041)	(1,114)
Other investing activities	10	6	49	8
Investing cash flows from continuing operations	(534)	(329)	(1,863)	(1,692)
Investing cash flows from discontinued operations	5	-	56	-
Net cash used in investing activities (1)	(529)	(329)	(1,807)	(1,692)

Financing activities
Proceeds from debt	349	-	349	1,367
Repayments of debt	(2)	(765)	(648)	(1,683)
Net (repayments) borrowings under short-term loan facilities	(663)	6	400	5
Repurchases of common shares	(7)	-	(326)	-
Dividends paid on preference shares	(1)	(1)	(3)	(3)
Dividends paid on common shares	(248)	(203)	(960)	(898)
Other financing activities	(8)	(2)	(39)	(7)
Net cash used in financing activities	(580)	(965)	(1,227)	(1,219)

Translation adjustments on cash and cash equivalents	-	(3)	(5)	(8)
Decrease in cash and cash equivalents	(167)	(294)	(442)	(247)
Cash and cash equivalents at beginning of period	589	1,158	864	1,111
Cash and cash equivalents at end of period	$422	$864	$422	$864

(1)
In the second quarter of 2011, Thomson Reuters revised certain prior-period amounts in the consolidated statement of cash flow. Specifically, capital expenditures include only cash payments, whereas prior to the revision they also included accruals relating to capital expenditures. The revision had no impact on prior-periods’ increase or decrease in cash and cash equivalents, financial position or results of operations.

Capital expenditures including accrued amounts were $377 million and $1,097 million for the three and twelve months ended December 31, 2010, respectively.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2011 Results

Appendix A

2011 Baseline for 2012 Business Outlook

Thomson Reuters Corporation
Reconciliation of Free Cash Flow to Free Cash Flow from Ongoing Operations (1)
(millions of U.S. dollars)
(unaudited)

Twelve Months Ended
December 31, 2011
Free cash flow	$1,602
Other businesses	(215)
Free cash flow from ongoing operations	$1,387

(1)
Thomson Reuters uses free cash flow from ongoing operations as a supplemental non-IFRS financial measure of its ability to create shareholder value because it represents free cash flow generated by its operations excluding businesses that have been or are expected to be exited through sale or closure.